Exhibit 12.2

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

			For the year ended December 31,
	For the Nine Months Ended September 30, 2013		2012	2011	2010	2009		2008
	(in thousands, except ratios)
Earnings (Loss):
Net income (loss)	$50,718		$(152,322)	$285	$(12,352)	$123,724		$(432)
Add: Fixed Charges	10,124		2,341	982	800	11,623		14,368
Add: Amortization of capitalized interest	702		7,119	460	178	973		176
Less: Interest capitalized	(2,435)		(1,946)	(817)	(633)	(10,802)		(12,224)

Net income (loss), as adjusted	$59,109		$(144,808)	$910	$(12,007)	$125,518		$1,888

Fixed Charges:
Total interest expensed	$8,238		$1,993	$681	$483	$10,240		$12,823
Amortization of financing costs	1,790		224	248	247	1,293		1,460
Estimated interest portion of operating leases	96		124	53	70	90		85

Total fixed charges	10,124		2,341	982	800	11,623		14,368
Dividends on preferred stock attributable to non-controlling interest (1)	9,694		10,723	1,552	—	—		—

Total fixed charges and dividends	$19,818		$13,064	$2,533	$800	$11,623		$14,368

Fixed Charges and Fixed Charge Ratio:
Deficiency to fixed charges	$39,291		$(157,872)	$(1,624)	$(12,807)	$113,895		$(12,480)
Earnings to fixed charges	3.0	x	—	—	—	10.8	x	—

(1)	Computed as the dividend requirement divided by (1 minus the statutory tax rate).